Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON REPORTS 9.1% U3O8 OVER 3.7 METRES FROM
THE HIGH-GRADE HUSKIE ZONE AT WATERBURY LAKE
WITH RECEIPT OF ASSAYS

Toronto, ON – October 11, 2017 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to report a significant increase in uranium grades for the Huskie zone following receipt of assay results from the Company’s summer 2017 drilling program on the Waterbury Lake project. On average, assay grades (“U3O8”) were 26% higher than the previously reported preliminary radiometric probe grades (“eU3O8”) and grade x thickness (GT) values were 12% higher. Of particular note are the assay results from drill hole WAT17-446A, which returned 9.1% U3O8 over 3.7 metres, including 16.8% U3O8 over 2.0 metres.

The assay results confirm high-grades of the basement-hosted Huskie zone which measures approximately 100 metres in strike length and remains open in all directions. The Huskie zone is located approximately 1.5 kilometres to the northeast of the property’s J Zone uranium deposit.

Highlight assay results include:

●
9.1% U3O8 over 3.7 meters; including 16.8% U3O8 over 2.0 meters in drill hole WAT17-446A
●
1.7% U3O8 over 7.5 meters; including 8.2% U3O8 over 1.5 meters in drill hole WAT17-449
●
1.5% U3O8 over 4.5 meters; including 3.9% U3O8 over 1.0 meter in drill hole WAT17-450A

Dale Verran, Denison’s Vice President of Exploration, commented, “We are not only impressed by the high-grades confirmed by the assay results, but also the substantial thicknesses of the mineralized lenses. This, together with the strong alteration halo surrounding mineralization and the favorable geological setting, suggests significant exploration potential. The east-west corridor which hosts Huskie is wide-open to the west and land-based for over one kilometre. We are excited to get the drills turning again in 2018, in what is expected to be an aggressive follow-up drilling campaign.”

The Huskie Zone

Following the high-grade uranium intersection in the first drill hole of the summer 2017 drilling program, a further eight holes were completed on an approximate 50 x 50 metre spacing. This initial drilling campaign on the east-west geological trend at Waterbury Lake has allowed for the wide-spaced definition of a zone of entirely basement-hosted mineralization with geological features consistent with basement-hosted deposits in the Athabasca Basin.

The mineralized zone, which covers the extent of the current drilling, occurs between 50 and 175 metres vertically below the sub-Athabasca unconformity (265 and 390 metres vertically below surface) and measures approximately 100 metres along strike (current extent of drilling), up to 120 metres along dip, with individual lenses varying in interpreted true thickness between approximately 2 and 7 metres. The zone is wide-open in all directions in terms of the mineralization and associated alteration intersected.

Assay Results

Assay results for the summer 2017 drill program are provided in Table 1 as composites using a minimum length of 1 metre. Sampling and assay procedures are described in detail below. A location map of the Huskie zone is provided in Figure 1. Highlight assay result drill intersections are shown on the simplified basement geology map and inclined longitudinal section in Figures 2 and 3 respectively.

Table 1. Assay results for the Waterbury Lake summer 2017 drill program.

Drill Hole	From (m)	To (m)	Length (m)6	U3O8 (%)1,3,5	Corresponding eU3O82 result
WAT17-443	284.1	288.6	4.5	0.17	0.13% / 12.6 m
and	290.2	291.2	1.0	0.09	Merged with interval above
and	298.0	299.0	1.0	1.2	0.77% / 1.2 m
WAT17-444	341.3	342.3	1.0	0.07	0.08% / 1.0 m
and	347.4	348.4	1.0	0.59	0.44% / 1.0 m
and	362.0	363.0	1.0	0.17	0.14% / 1.0 m
WAT17-445	271.5	272.5	1.0	0.06	Below cut-off
and	278.0	279.0	1.0	0.17	0.13% / 1.0 m
WAT17-446A	306.5	310.2	3.7	9.1	3.7% / 3.9 m
including4	307.7	309.7	2.0	16.8	7.8% / 1.8 m
and	336.1	337.1	1.0	0.23	0.24% / 1.0 m
and	342.3	343.8	1.5	0.08	0.07% / 1.6 m
WAT17-449	321.5	322.5	1.0	0.11	0.1% / 1.3 m
and	345.1	346.1	1.0	0.07	0.25% / 1.0 m
and	349.4	350.4	1.0	0.05	0.06% / 1.0 m
and	369.0	376.5	7.5	1.7	1% / 7.6 m
including4	375.0	376.5	1.5	8.2	4.6% / 1.4 m
and	379.3	384.3	5.0	0.29	0.21% / 5.1 m
including4	380.8	381.8	1.0	1.0	Merged with interval above
WAT17-450A	279.0	280.0	1.0	0.18	0.08% / 2.9 m
and	314.5	315.5	1.0	0.41	0.77% / 7.9 m
and	318.5	323.0	4.5	1.5	Merged with interval above
including4	319.0	320.0	1.0	3.9	3.3% / 1.0 m
including4	321.5	322.5	1.0	2.0	1.3% / 1.0 m
and	335.0	336.0	1.0	0.10	0.11% / 1.2 m
WAT17-451	402.0	405.5	3.5	0.28	0.27% / 3.7 m
and	420.5	421.5	1.0	0.18	0.07% / 1.0 m

Notes:
1.
U3O8 is the chemical assay of mineralized split core samples.
2.
eU3O8 is radiometric equivalent U3O8 derived from a calibrated total gamma downhole probe. eU3O8 results are preliminary in nature and all mineralized intervals are subject to definitive chemical U3O8 assay where core recovery permits.
3.
Intersection interval is composited above a cut-off grade of 0.05% U3O8 unless otherwise indicated.
4.
Intersection interval is composited above a cut-off grade of 1.0% U3O8.
5.
Composites are compiled using 1.0 metre minimum ore thickness and 2.0 metres maximum waste.
6.
As the drill holes are oriented steeply toward the south-southeast and the mineralized lenses are interpreted to dip moderately to the north, the true thickness of mineralization is expected to be approximately 75% of the intersection lengths.

Geology of the Huskie Zone

The mineralized zone is hosted primarily within a faulted, graphite-bearing pelitic gneiss (“graphitic gneiss”) which forms part of an east-west striking, northerly dipping package of metasedimentary rocks flanked to the north and south by granitic gneisses. The Athabasca Group sandstones that unconformably overly the basement rocks are approximately 210 metres thick. A major reverse fault, occurring along the upper contact of the graphitic gneiss, has resulted in approximately 15 metres of offset of the sub-Athabasca unconformity. Preliminary interpretation indicates the mineralization occurs as parallel, stacked lenses which are conformable to the foliation and fault planes within the graphitic gneiss. The high-grade mineralization is comprised of massive to semi-massive uraninite (pitchblende) and subordinate bright yellow secondary uranium minerals occurring along fault or fracture planes, or as replacement along foliation planes. Disseminations of lower grade mineralization occur within highly altered rocks proximal to fault planes. The mineralization is intimately associated with hematite, which both occur central to a broad and pervasive alteration envelope of white clays, chlorite and silicification.

Waterbury Lake Property

The Waterbury Lake property consists of multiple claims covering 40,256 hectares, and is located in the infrastructure rich eastern portion of the Athabasca Basin region in northern Saskatchewan. The property is jointly owned by Denison (64.22%) and Korea Waterbury Uranium Limited Partnership (“KWULP”) (35.78%) through the Waterbury Lake Uranium Limited Partnership (“WLULP”). KWULP consists of a consortium of investors in which Korea Hydro & Nuclear Power (“KHNP”) holds a majority position. KHNP is also a significant shareholder in Denison, holding 58,284,000 common shares of Denison, which represents approximately 10.42% of the Company’s issued and outstanding common shares.

The J Zone deposit, located on the Waterbury Lake property, occurs at the sub-Athabasca unconformity and is estimated to contain indicated resources of 12.8 million pounds U3O8 based on 291,000 tonnes of mineralization an average grade of 2.0% U3O8. The Roughrider deposit, on Rio Tinto’s Roughrider property, is located immediately along strike to the east of J Zone deposit and occurs at the sub-Athabasca unconformity and below within the basement rocks. Prior to acquisition by Rio Tinto in 2012, the Roughrider deposit was estimated to contain indicated resources of 17.2 million pounds U3O8 based on 394,200 tonnes of mineralization at an average grade of 1.98% U3O8 and inferred resources of 40.7 million pounds U3O8 based on 161,600 tonnes of mineralization at an average grade of 11.43% U3O8.

For more information on the J Zone deposit, please refer to the Technical Report on the Mineral Resource Estimate on the J Zone Uranium Deposit, Waterbury Lake Property dated September 6, 2013 by Allan Armitage, Ph. D., P. Geo, and Alan Sexton, M.Sc., P.Geo, of GeoVector Management Inc. available on Denison’s website and under the Company’s profile on SEDAR (www.sedar.com). For further details on the Roughrider deposit, prior to acquisition by Rio Tinto in 2012, please refer to the Preliminary Economic Assessment Technical Report for the East and West Zones Roughrider Uranium Project, Saskatchewan dated September 13, 2011 by SRK Consulting (Canada) Inc. available under Hathor Exploration Limited’s profile on SEDAR.

Sampling and Assay Procedures

During exploration programs the Company reports grade results as preliminary radiometric equivalent grades ("eU3O8") derived from a downhole total gamma probe. The Company subsequently reports definitive assay grades following sampling and chemical analysis of the mineralized drill core.  The Company’s reported radiometric equivalent grades provide best estimates of initial grades, however these can vary according to the chemical assay results, particularly for basement-hosted deposits due to their vein-like nature, and on average tend to be conservative. The use of radiometric equivalent grades is common practice in the uranium exploration and mining industry and is particularly useful where core loss occurs, or no drilling material is available for chemical analysis.

The sampling of drill core is undertaken on site by splitting the core in half, with one half submitted for analysis and the other half retained in the core box for future reference. Drill core with anomalous total gamma radioactivity (>500 counts per second) is typically sampled over 0.5 metre intervals. Uranium assays are performed by the Saskatchewan Research Council (“SRC”) Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Core recovery at Huskie is typically 100% and therefore radiometric equivalent U3O8 grades ("eU3O8") are not required as a substitute for chemical U3O8 assays. In addition to internal checks by SRC Geoanalytical Laboratories, the Company has rigorous quality assurance and quality control ("QAQC") procedures including the insertion of standard reference materials, blanks and field duplicates. The assay data is subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on the downhole total gamma probe procedures and the assay, QAQC and data verification procedures please see Denison's Annual Information Form dated March 23, 2017 filed under the Company's profile on SEDAR (www.sedar.com).

Qualified Persons

Dale Verran, MSc, P.Geo, Pr.Sci.Nat., Denison's Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101 has reviewed and approved the technical information contained in this release.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 60% owned Wheeler River project, which hosts the high-grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering approximately 359,000 hectares in the Athabasca Basin region, including 340,000 hectares in the infrastructure rich eastern portion of the Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 64.22% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes "forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". In particular, this press release contains forward-looking information pertaining to the following: exploration (including drilling) and evaluation activities, plans and objectives, and Denison’s percentage in its properties and its plans and agreements with its joint venture partners, as applicable. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 23, 2017 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

This document contains certain information derived from third-party publications and reports, including estimates of resources and mineralization of the Roughrider deposit, which Denison believes are reliable but have not been independently verified by Denison.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Waterbury Lake Property

Denison Mines

DENISON PROJECTS
Hatchet Lake
Murphy Lake
Waterbury North
Wolly
Waterbury Lake
Roughrider
J Zone
Midwest A
McClean Mill
Midwest
McClean Lake
Uranium mines & deposits
Power Line
Main Road
100% Denison
Denison operated JV
Areva operated JV
5 km
N
Waterbury Lake Project
(Denison, KWULP)
Huskie Zone
WAT17-448
WAT17-446A
WAT17-451
WAT17-444
WAT17-449
WAT17-443
Magnetic low trend
WAT17-450A
WAT17-445
WAT17-447
Roughrider Project
(Rio Tinto)
Magnetic low trend
J Zone
Roughrider
Midwest Project
(Denison, Areva, OURD)
Summer 2017 drill collar
Historic drill collars
Uranium deposits
Waterbury Lake claim boundary
Claim boundaries
Lakes
Contours
Marshes
1 km

Figure 1: Location of summer 2017 drill collars on Denison’s Waterbury Lake project.

Huskie Zone – Basement Geology

N
6,467,900 mN
6,467,800 mN
6,467,700 mN
6,467,600 mN
Waterbury Lake Project
(Denison, KWULP)
WAT09-053
WAT17-451
WAT17-448
WAT17-444
WAT17-449
WAT17-446A
WAT17-443
WAT17-450A
WAT17-445
WAT08-029
1.7% U3O8 / 7.5 m, incl.
8.2% U3O8 / 1.5 m
1.5% U3O8 / 4.5 m, incl.
3.9% U3O8 / 1.0 m and
0.17% U3O8 / 4.5 m and
1.2% U3O8 / 1.0 m
WAT17-447
9.1% U3O8 / 3.7 m, incl.
16.8% U3O8 / 2.0 m
Extrapolated Geology
265/-68
Roughrider Project
(Rio Tinto)
Drill collar and trace
Uranium Intersection
Historical drill collar and trace
Property boundary
Major fault
Granite
Graphitic gneiss
Granitic gneiss
100 m
Coordinate system: UTM NAD83 Zone 13N
556,600 mE
556,700 mE
556,800 mE
556,900 mE
557,000 mE

Figure 2: Simplified basement geology map of the Huskie zone at the sub-Athabasca unconformity.

Huskie Zone – Long Section

Denison Mines

E
W
Athabasca Sandstone
WAT17-447
Elevated radioactivity
Sub-Athabasca Unconformity
Crystalline Basement
Property Boundary
OPEN
0.17% U_3O_8 / 4.5 m and
1.2% U_3O_8 / 1.0 m
WAT17-443
WAT17-445
0.17% U_3O_8 / 1.0 m
OPEN
WAT17-446A
WAT17-450A
9.1% U_3O_8 / 3.7 m, incl.
16.8% U_3O_8 / 2.0 m
1.5% U_3O_8 / 4.5 m, incl.
3.9% U_3O_8 / 1.0 m
WAT17-444
0.59% U_3O_8 / 1.0 m
OPEN
WAT17-449
1.7% U_3O_8 / 7.5 m, incl.
8.2% U_3O_8 / 1.5 m
WAT17-448
25 m interval
of strong clay
alteration and
bleaching
WAT17-451
0.28% U_3O_8 / 3.5 m
OPEN
OPEN
Notes:
Labelled mineralized intersections include select summer 2017 drilling highlights.
Minoralized lenses have been projected onto an inclined long section oriented 260-74N and are therefore relative to drill hole pierce points.
The modelled mineralized lenses are defined using a 0.05% U3O8 grade shell and minimum thickness of two metres.
There is no certainty that the modelled mineralized lenses shown will constitute future mineral resources and they may be subject to modifications as further drilling data becomes available.
50 m
Uranium Intersection
Mineralized Lenses
Not Significantly Mineralized

Figure 3: Inclined longitudinal section of the Huskie zone (looking south).